FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                  BIOLABS, INC.
                 (Name of Small Business Issuer in its charter)

       NEW YORK
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

             1A-3033 KING GEORGE HIGHWAY, SURREY B.C. CANADA V4P 1B8
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(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number:    (604)542-0820
                              -------------

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered              Name of each exchange
                                                     on which each class is
                                                     to be registered


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          Securities to be registered under Section 12(g) of the Act:

                        Common Stock, Par Value $0.0001
--------------------------------------------------------------------------------
                                (Title of class)

This Registration Statement on Form 10-SB contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). These statements appear in a number of places in this Form 10-SB and include statements regarding the intent, belief or current expectations of BioLabs, Inc. (together with its subsidiaries, the "Company") with respect to (i) the Company's financing plans, (ii) trends affecting the Company's financial condition or results of operations, (iii) the impact of competition, and (iv) the expansion of certain operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that the actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Form 10-SB, including, without limitation, the information under "Risk Factors", "Management's Discussion and Analysis or Plan of Operations" and " Description of Business" identifies important factors that could cause or contribute to such differences. See "Description of Business--Risk Factors--Cautionary Statements Regarding Forward-Looking Statements".


                                     PART I

Item 1.    Description of Business

BioLabs, Inc.'s (the "Company") principal operating asset is a 50% joint venture ("JV") to develop and commercialize the Mammastatin Serum Assay Test ("MSA test"), with Biotherapies Incorporated ("Biotherapies"), a privately held corporation located in Ann Arbor, Michigan. In addition to the JV, the Company also holds a 6% equity interest in Biotherapies.

Biotherapies was founded by Dr. Paul Ervin Jr. in 1994. Dr. Ervin discovered the mammastatin protein in 1987 at the University of Michigan Cancer Center (now known as the Karamasoff Cancer Center in Detroit, Michigan).

Dr. Ervin observed under laboratory conditions that mammastatin decreased the growth rate of breast cancer cells. During his Ph.D. training from 1987 to 1994, Dr. Ervin continued his research which resulted in the issuance of a patent to the University of Michigan in 1990, titled Mammastatin Biochemical Characteristics. Dr. Ervin ultimately discovered that mammastatin is a naturally occurring human protein that has been identified in laboratory media conditions by the growth of normal mammary epithelial cells in culture. Mammastatin can be identified in female blood serum and mammastatin levels vary in the serum of healthy women during menstrual cycles. Additionally, preliminary research indicated that mammastatin:

(a) is a growth inhibitory protein that may be a normal regulator of breast cell growth and is likely a secreted protein

(b)       does not effect the growth of other cells

(c) requires the addition of a phosphate group to be active. Cancer cells have an excess of the enzyme that removes the phosphate group (d) is not active and levels are low in over 90% of breast cancer samples analyzed. Active in all of the normal breast cells analyzed.

A gene for mammastatin has been isolated and identified. Dr. Ervin was successful in cloning the gene and is now preparing for synthetic production for further research.

In 1997, Biotherapies was given permission to administer natural mammastatin to Stage IV breast cancer patients on a compassionate basis. The protein was approximately 70% effective in either stopping or eradicating the cancer.

In conjunction with Biotherapies research on mammastatin, Biotherapies developed a quantitative assay for measuring mammastatin in blood serum, known as the MSA test.

MSA is composed of monoclonal antibodies against mammastatin and mammastatin protein standards. The serum assay may contain, in addition, components of a "Kit" which would allow antibody based detection of the mammastatin protein. Components of the Kit could include but not be limited to: anti-mammastatin monoclonal antibody, mammastatin protein, second antibody to detect anti-mammastatin monoclonal antibody, substrates to develop color from the assay, membrane to immobilize serum proteins, an apparatus to perform the blot, a scanner to read the blot, and a software program and computer to interpret the blot.

The assay is performed by applying a sample (serum or other fluid) and control protein (mammastatin protein in solution, human serum with known amounts of mammastatin, or some other liquid containing mammastatin of known amounts) to a membrane using a dot-blot apparatus and suction. The membrane is then incubated with anti-mammastatin antibody, washed and then incubated with a second (detecting) antibody which is labeled by enzymatic means. The membrane is then washed and developed with a substrate solution. Samples containing mammastatin will show a colored reaction where the intensity of color is proportional to the amount of mammastatin in the sample. The developed membrane is then analyzed by desktop scanner and interpreted using appropriate software.

The assay may be modified to utilize additional anti-mammastatin antibodies and different formats. The assay may be ELISA, or ELISA based but will, in any of its forms, remain an antibody based system for measuring the quantity of mammastatin protein in a liquid. In all cases, mammastatin is defined as a human derived protein with forms of 53, 49 and 44kD which is growth inhibitory for breast cell, phosphorylated, and produced by normal human mammary cells.

The Company entered in to the JV on November 4, 1998 with Biotherapies and formed Biomedical Diagnostics LLC (the "LLC"), which will serve as the JV entity. Under the terms of the JV Operating Agreement, the Company and Biotherapies each agreed to make capital contributions as set forth below:

Company Contributions

(a) $500,000 to be paid to the LLC within 90 days of the effective date of the JV agreement to be used by the LLC exclusively for the design and development of a laboratory for the testing and manufacturing of anti-mammastatin monoclonal and other anti-bodies used for the Mammastatin Serum Assay screening test. The amount was paid on
          ______________.

(b) $1,000,000 to be paid to the LLC on or before March 31, 1999 to be used for the ongoing development and support of the laboratory described in (a). Biotherapies and the LLC agreed to extend the date for the payment to June 30, 1999.

(c) $500,000 to be paid to Biotherapies no later than 60 days of the effective date of the agreement to be used exclusively by Biotherapies for the development of products utilizing the mammastatin technology. The amount was paid on ____________.

(d)         $500,000

(e)

(f)       (R)Oe-DOU@bh@EAoae@I@e-DE@EAeE@e-DAe@e-DE@~~+@AeAOUae@e-DE@aEgulatory
          approval    noted    in    (e),    the    Company    is    to    issue

Biotherapies' Contributions

Under the terms of the JV Operating Agreement, Biotherapies' contribution is an exclusive, non-assignable, non-sublicensable, royalty free world-wide sub-license to use all of Biotherapies' rights under the License Agreement with the University of Michigan, for the development, manufacturing, marketing and sale of the MSA test. The LLC will own all improvements developed by the LLC, including modifications and enhancements as well as any new product or material which performs substantially the same function as the MSA test, but does so through a different method or process.

As long as the JV remains in effect, the Company has a right of first refusal over the development or commercialization of any other diagnostic or screening test developed by Biotherapies, subject to the negotiation of acceptable terms between the parties.

The JV is managed by four committee members, two of whom were appointed by the Company and two appointed by Biotherapies. Each member has one vote. The votes are decided by the President of Biotherapies. The committee has the power and authority to make all of the ordinary and usual decisions concerning the business of the JV, including the hiring of key officers and the following:

(a) Approve the Development Plan, Manufacturing Plan and Marketing Plan for the Mammastatin Test or any other product, and approve revisions to such plans;

(b) Approve all annual operating budgets, capital plans, long-range plans and other plans, forecasts and projections for each Development Program, Manufacturing Program and Marketing Program presented to the Manager by the Project Team;

(c) Review the progress of each Development Program, Manufacturing Program and Marketing Program on a calendar quarterly basis;

(d) Make, amend and repeal from time to time rules and procedures, not inconsistent with the provisions of this Agreement, to regulate the business and affairs of the Company;

(e) Approve the fiscal and financial policies of the Company established by the President;

(f) Establish accounting procedures and accounting policies applicable to the Company;

(g)       Purchase, lease or otherwise acquire any real or personal property;

(h) Sell, convey, mortgage, grant a security interest in, pledge, lease, exchange or otherwise dispose of, or encumber any real or personal property;

(i) Open one or more depository accounts and make deposits into and checks and withdrawals against such accounts in any amount;

(j)       Borrow money, incur liabilities, and other obligations;

(k) Enter into any and all agreements and execute any and all contracts, documents and instruments;

(l) Create Officer positions, engage the Officers of the Company, define their respective duties other than as specifically provided in this Agreement, and establish their compensation or remuneration;

(m) Establish pension plans, trusts, profit sharing plans and other benefit and incentive plans for Members, employees and agents of the Company;

(n) Participate with others in partnerships; joint ventures and other associations and strategic alliances; and

(o)       Carry out such other duties as the Members from time to time direct.

The committee must refer the sale or hypothecation of all or substantially all of the assets of the JV, capital expenditures or major commitments in excess of $250,000, non-arms-length transaction or issuance of any additional JV interests directly to the JV partners to be passed by simple majority vote.

The JV Agreement has no fixed term for expiry and both the Company and Biotherapies can engage in competing technologies or business to the MSA test. Either member of the JV may sell or encumber all or part of its interest in the JV to another party by first granting the non-selling member a 30 day right of first refusal.

In addition to the previously described Initial Contributions made by the Company and Biotherapies, in the event that additional capital is required by the JV, each member of the JV is obligated to fund its 50% portion of the total shortfall. Should either member of the JV fail to fund the shortfall within 60 days of the due date, the other member has the option to fund the shortfall and correspondingly dilute the non-funding members ownership percentage of the JV.

Subject to income tax regulations, the JV intends to allocate JV profits or losses for each fiscal year in a manner that would cause each member's adjusted capital account balance at the end of the year to equal the amount that would be distributed to the members under a hypothetical liquidation of the JV. In determining hypothetical liquidation values, it would be presumed that all of the JV's assets would be sold at fair market value net of liabilities.

It is intended that the JV will distribute operating cash flow no less frequently than once each calendar quarter. Operating cash flow is the gross cash proceeds generated by the JV's operations less expenses, working capital, interest and principal payments on JV debt, capital asset purchases and contingencies, if any, as determined by the committee. Operating cash flow will also include a deduction for a 4% royalty payment on sales payable under the head licensing agreement between Biotherapies and the University of Michigan. Operating cash will not include a deduction for depreciation and amortization of capital equipment.

Government Regulation

In the United States, commercialization and sale of either therapeutic products or diagnostic/screening tests are subject to approval or sanctioning by the Federal Drug

Administration ("FDA"). There are a number of regulations governing the methodology under which tests and clinical trials must be conducted. Generally, a proposed product must pass each phase of a multi phase process or fail. The process is designed to prove safety, efficacy and effectiveness over a large population sample. Recombinant or synthetic products are subject to long term safety test which may be of a duration of a number of years. Generally, regulatory authorities have a broad discretion when granting approvals.

The FDA approval process is being managed by Biotherapies, who has retained a team of expert regulatory and legal advisors, including former FDA officials. In 1997, the FDA accepted the mammastatin proof of concept studies and approved the therapeutic product under the "Fast Track" program, under which new products of life threatening diseases can be approved in less than two years. The proof of concept study involved a sample of 1000 blood samples and correlated low mammastatin levels with the incidence of breast cancer. In 1998, Biotherapies received approval from the FDA to commence Phase I and II clinical trials at the University of Texas, MD Anderson Cancer Center in Houston, Texas. The trial protocols were completed in early 1999 and the program is anticipated to start during the second quarter of 1999. Phase I and II clinical trials will utilize naturally produced mammastatin and will likely be completed in mid 2000. If Phase I and II are successful, Biotherapies will then have to likely complete one or more Phase III trials prior to obtaining approval to commercially launch the product. Phase III trials will involve the use of recombinant or synthetic mammastatin because of the limited production capability of natural mammastatin. Phase III testing will primarily focus on long term safety and efficacy and may take several years.

The MSA screening test will be likely subject to a less stringent trial process because it is not an in-vitro therapeutic, but rather a blood test. Biotherapies, on behalf of the JV, has identified the Toronto General Hospital Cancer Centre to conduct a 1000 sample range test and a subsequent correlation test utilizing a similar sample size.

The range test will consist of 500 healthy women and 500 breast cancer patients to test and determine normal mammastatin ranges. Histories will be available for each patient. The test will consist of a test on each sample and measurement of mammastatin levels and a determent as to whether the levels correspond with the patient history.

The correlation test will consist of 1000 blood samples absent of patient history. The purpose of the test is to identify those patients who have tumours or breast cancer.

The Company anticipates that the duration of the test period will be approximately 6-9 months. Biotherapies is currently in the process of completing the Protocols governing the test under a 510K application with FDA. Under a 510K, if accepted, the FDA would sanction the use of the product and approve wording and terms of use accompanying the product.

There can be no assurance that either mammastatin approved as a therapeutic product or that the MSA test will be sanctioned for use. The FDA could impose additional product testing and in the case of the MSA test, may require either additional testing .

The international jurisdictions in which Biotherapies and the JV intend to market their products have similar legislation and regulations governing the sale of the therapeutic products and cancer screening tests. In addition, other certain restrictions are often imposed on foreign corporations seeking to do business in such jurisdictions. Failure to comply with these provisions could result in immediate cessation of sales and distribution activities or the institution of legal proceedings.

Laws and regulations of individual states and countries are subject to change. There can be no assurance that any such change would not adversely affect the Company. The failure of the Company to comply with such laws and regulations could have an adverse impact on the operations of the Company.

Industry Overview

Cancer is one of medicine's most challenging fronts. Despite aggressive measures, new drugs and advanced technologies, cancer remains one of the major causes of death in developed countries. For 1998, the American Cancer Society estimated new breast cancer incidence at 180,300 and 43,900 related deaths in the USA alone. Breast cancer is a major form of cancer and is a leading cause of cancer mortality among women in the USA and the developed world. While the rate of incidence increase is greatest in women under age 50, most cases occur after age 50.

Breast cancer, like other cancers, is a disease of abnormal cell growth. Typically, the cells which line the milk producing ducts in the breast are the cells that become cancerous. These cells undergo a controlled cycle of growth and death during each menstrual cycle. The growth of these cells is thought to be stimulated by the action of steroid hormones such as estrogen and progesterone. Little is known about what other factors may normally control growth of these cells in the breast. Abnormal growth causes a dense accumulation of cells in a small area, which is the early formation of a tumour and quite possibly breast cancer. This abnormal growth or mutation that ultimately leads to breast cancer can be passed in a hereditary manner (believed to be approximately 10% of all cases) or thought to be caused by mutating environmental agents. Environmental agents that are thought to cause mutation include radiation, synthetic chemicals, pesticides and diets which generate a large amount of activated chemicals.

Many different factors may combine to lead to a mutation resulting in cancer. Several different mutations may be necessary to initiate abnormal growth that will lead to cancer. Many mutations that may occur may be repaired by the body or may not ultimately lead to cancer.

Cancer incidence rates increase dramatically with age. The aging population is also primarily responsible for increasing healthcare expenditure for cancer diagnosis and management in the USA and worldwide.

In most cancer cases, the disease is first diagnosed via patient complaint or discomfort or the detection of lumps in abnormal tumour development. Experts agree that early diagnosis is the most critical factor in improving the efficacy of treatment and survival. The increase in cancer survivors has raised the demand for disease monitoring and treatment protocols. In the past, cancer was primarily diagnosed via tissue biopsy, sample culture or x-ray, mammography, among others including surgery. Recent advances mediate cancer detection through the identification of specific markers or screens in the body fluids of patients with cancer. Tumour markers or screening tests are defined as either substances or antibodies that can be measured quantitatively to measure the presence of a cancer and/or possibly the organ where it resides. It can be used to establish the extent of tumour growth before treatment, to predict prognosis, and to monitor therapeutic response.

The tumour marker and screening test industry has grown significantly over the past several years due to increased awareness of the benefits of early detection, and the FDA's reclassification of tumour marker tests as Class II devices, in September, 1996. The reclassification allows manufacturers to submit pre-market notification 510(K) to the FDA, in lieu of submitting pre-market approval application (PMA), which are more costly and intensive. The US market for immunoassay tumour marker and screening tests totaled $238 million in 1998 for existing products. It is expected to reach $600 million by 2004 with a compound annual growth rate of approximately 16%. Current penetration rates in other developed countries are lower but are expected to grow at similar if not better rates with increased awareness.

The Company believes that the MSA screening test will be functionally similar to the existing PSA test for prostrate cancer, in that it is an immunoassay test, utilizing blood serum, that screens for levels of a key growth inhibiting protein. It is used for both cancer screening and evaluating treatment progress. The PSA test is still in a developing market phase and despite lack of insurance coverage, the product continues to achieve 30% plus compounded annual growth rates. Although there can be no assurances, the Company believes that the MSA product can achieve more rapid initial penetration and growth rates given that breast cancer is a significantly more debilitating disease and effects a wider population base.

Competition

Competition to the Biotherapies proposed therapeutic product consists of more conventional treatments such as surgery, chemotherapy and radiation. In addition, several other non-invasive therapeutics also exist, which are manufactured and marketed by several large multinational pharmaceutical companies. Additional competition and better or improved products may arise while Biotherapies completes its clinical trials. While the Company believes that Biotherapies' mammastatin therapeutic is superior to any other treatment currently in existence, there is no assurance that the product will not face severe competition from a superior product or procedure in the future, which could significantly impact the Company's performance.

Competition in the tumour marker and screening test immunoassay market is dependent upon price, sensitivity of the test to a particular cancer type (i.e. the number of false readings) and ongoing innovations to increase the test performance and specificity. The reclassification of tests by the FDA has resulted in a significant expansion in the number of new products submitted to the FDA for clearance.

The industry is dominated by 4 large competitors with Abbott Laboratories having the major share (approximately 53%). The large companies established their dominance through instrumentation giveaways in exchange for test sales. They are also able to offer a wide variety of tests for different cancers.

Currently, management is not aware of any direct competition to the MSA immunoassay screening test but there can be no assurance that one will not be available in the future.

Intellectual Property

The applications have been assigned to the University of Michigan according to the terms of the licensing agreement for the mammastatin technology between Biotherapies and the University of Michigan. The mammastatin technology, including the MSA test is protected by two existing patents granted to the University of Michigan in 1989 and two patent applications filed in 1997 and 1998. Biotherapies and a team of experts manages the patent process. Both Biotherapies and the JV intend to patent all practical extensions of the existing technology.

There can be no assurance that the patent applications will ultimately be granted or that the patents will fully protect the Company, Biotherapies or the JV from other competition. Both Biotherapies and the JV will have to incur considerable costs in the future to obtain patent protection in other countries, if any can be obtained at all.

History and Organization

The Company is a New York corporation which was incorporated on September 19, 1994, under the name Flexx Realm Inc. The name was changed to BioLabs, Inc. on August 14, 1998.

The Company began focusing on the biotechnology industry in 1998. During March through May, 1998, the Company acquired a 6% equity interest in Biotherapies. In November, 1998, the Company entered into the JV with Biotherapies.

Potential Expansion of Business

The Company is continually evaluating opportunities in the biotechnology industry. The Company anticipates that over the next several years it will attempt to either acquire related or unrelated technologies or operations. In doing so, the Company may be able to introduce additional products or services to diversify its revenue and asset base. The Company may also be able to acquire the rights to a technology through future acquisitions. There can be no assurance, however, that it will do so or that such efforts will be successful.

Employees

Because the Company is in the start-up phase of its operations, none of the Company's principal officers are employed directly by the Company.

As of _______________ , the Company had one full time employee, employed in administration. The Company's employees are not represented by a union or governed by a collective bargaining agreement.

Risk Factors

Cautionary Statements Regarding Forward Looking Statements. Statements in this Registration Statement on Form 10-SB under the captions "Description of Business", "Management's Discussion and Analysis or Plan of Operations" and elsewhere in this Form 10-SB, as well as statements made in press releases or oral statements that may be made by the Company, or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Form 10-SB under the caption "Risk Factors", that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "anticipates", "believes", "belief", "expects", "plans", "potential", "likely", "intends", to be uncertain and forward looking. All cautionary statements made in this Form 10-SB should be read as being applicable to all related forward looking statements wherever they appear. Investors should consider the following risk factors as well as the risks described elsewhere in this Form 10-SB.

History of Losses. The Company has incurred net losses of $1,007,958 and $191,118 for the fiscal years ended December 31, 1998 and 1997 respectively. There can be no assurance that the Company will operate profitably in the near future or at all.

Net Worth. The Company had a negative net worth of $415,622 and $393,896 as at December 31, 1998 and 1997 respectively.

There is no assurance that the Company will be able to operate profitably in the future or at all.

Lack of Prior Operations and Experience. The Company has no revenue from operations, is in a start-up phase with its existing assets and has no other significant assets other than those disclosed herein. There can be no assurance that the Company will generate revenues in the future, and therefore, there can be no assurance that the Company will be able to operate profitably in the future or at all.

Additional Financing. As of December 31, 1998, the Company's current liabilities exceeded its current assets by $1,346,248 and its total assets by $415,622. The amount is reduced by $1,286,500 to $59,748 through the conversion of $872,500 of accrued liabilities to common stock and issuance of preferred stock of $414,000 against preferred share subscriptions in 1999. The Company continues to have significant obligations with respect to the JV and Biotherapies. In order to complete its obligations, the Company requires additional financing.

The Company's obligations under the JV are likely sufficient to carry the JV until December 31, 1999. The JV will likely require additional operating capital for 2000, of which the Company and Biotherapies are required to contribute equally.

There can be no assurance that the Company will obtain additional financing for its current and future operations or capital needs on favorable terms, if at all.

Uncertain Market/Government Regulations. Biotherapies' therapeutic product requires FDA approval in the USA and will likely undergo a series of long term clinical trials. The product will have to likely go through similar testing in foreign jurisdictions. The MSA test is also subject to successful completion of significantly more limited trials in the USA and requires standardization with respect to methods of use and packaging, which is subject to FDA approval. There can be no assurance that the tests and trials will ultimately be successful nor that the product can be commercialized in it's current form, or approved for use, in either the USA or any other foreign jurisdiction.

Competition. The Company may face intense competition from very large, well established firms in the industry. These entities typically have significantly more resources and well established track records. Many of these competitors are in a better position to attract clientele. The Company, Biotherapies and the JV will likely have to form alliances or further joint ventures in order to successfully penetrate the marketplace. There can be no assurance that a competitor will not develop similar or superior products nor that the Company will be successful in competing in the marketplace.

No Likelihood of Dividends. The Company has never paid any cash or other dividend on either its Common or Preferred Stock. At present, the Company does not anticipate paying dividends in the foreseeable future and intends to devote any earnings to the development of the Company's businesses. Investors who anticipate the need for immediate income from their investment should refrain from purchasing the Company's Stock.

Lack of Diversification. The size of the Company makes it unlikely that the Company will be able to commit its funds to the acquisition of any major accounts or opportunities until it has a proven track record. The Company may not be able to achieve the same level of diversification as larger entities engaged in similar businesses.

Reliance on Management. The Company's success is dependent upon its officers and directors and the hiring of key individuals. No officer or director has any long term employment agreement. The Company has completed non-competition agreements with all of its key personnel. There can be no assurance that the key personnel and the Company's other directors will remain employed by the Company. In the event key personnel cease to be employed by the Company, the Company will seek to find qualified replacements on a timely basis.

Conflicts of Interest. The officers and directors may or may not have other interests to which they devote substantial time and each will continue to do so, not withstanding the fact that management time may be necessary to conduct the business of the Company. As a result, certain conflicts of interest exist and will continue to exist between the Company and its officers and directors, which may not be susceptible to resolution. Conflicts of interest may arise in the area of corporate opportunities, which can only be resolved through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize potential conflicts of interest, to present first to the Board of Directors of the Company, any proposed investments for its evaluation.

Indemnification and Exclusion of Liability of Directors and Officers. So far as permitted by law, the Company's Certificate of Incorporation and By-Laws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. As a result of such provisions, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such action, if successful, might otherwise benefit the Company and its stockholders.

Item 2.  Management's Discussion and Analysis of Plan of Operation.

All statements contained herein that are not historical facts, including but not limited to, statements regarding the Company's current business strategy and the Company's plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks or uncertainties. Generally, the words "anticipates", "believes", "estimates", "expects", "likely", "potentially", and similar expressions as they relate to the Company and its management are intended to identify forward-looking statements. Actual results may differ materially. Among the factors that could cause actual results to differ materially are those set forth under the caption "Description of Business-Risk Factors". The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Litigation Reform Act of 1995 and, as such, speak only as of the date made.

The Company is in a start-up phase with respect to its assets and operations. The Company's principal business prior to its investment and JV with
Biotherapies, was the investigation and evaluation of suitable business prospects for the Company. On November 11, 1998, the Company entered into the JV with Biotherapies described herein under "Item 1. Description of Business". Management believes that revenues will not be generated by the JV until early to mid 2000.

The financial results of the last two fiscal years are not indicative of the results of the current fiscal year or, the Company believes, other future years as the JV begins to produce revenues.

                                 Year Ended December 31
                                 ----------------------
                                  1998             1997
                               -----------      -----------

Total Revenue                  $        --      $        --
Gross Profit                            --               --
                               -----------      -----------

General and Administrative
Expenses                         1,080,811          191,118
Operating Loss                  (1,080,811)        (191,118)

Interest and Miscellaneous
Income                               2,853               --
                               -----------      -----------
Net Loss                       $(1,077,958)     $  (191,118)
                               ===========      ===========

Year Ended December 31, 1998 compared to Year Ended December 31, 1997
---------------------------------------------------------------------

Results for the fiscal year ended December 31, 1998 ("FY 98") reflect a loss of $1,077,958 compared to a loss for the fiscal year ended December 31, 1997 ("FY 97") of $191,118. The loss from FY 98 was primarily attributable to costs associated with the Company's start-up and organization activities related to the raising of capital to proceed with its investment in Biotherapies and the JV.

General and administrative expenses for FY 98 were $1,080,811 compared to $191,118 for FY 97. The major general and administrative expenses for the Company were legal and accounting fees, management and consulting fees, and travel expenses. Expenses were higher in FY 98 due primarily to the following. Legal and accounting expenses increased by $89,176 as a result of a special audit conducted for the Company's 504 offering, legal fees associated with the offering, and the Biotherapies agreements. Listing and share transfer fees increased from a nil amount to $37,802 as the Company prepared for its listing on the bulletin board in February, 1999. Management and consulting fees increased by $625,656 from $112,176 for FY 97 to $737,832 for FY 98. The increase was primarily due to the Company's use of external consultants utilized to investigate, evaluate and negotiate the agreements with Biotherapies. Travel expenses also increased from $35,017 in FY 97 to $149,671 in FY 98, also related to the Company's activities associated with the completion of the investment and JV with Biotherapies, and its capital raising and listing activities.

Liquidity and Capital Resources. As of December 31, 1998, the Company had cash of $82,153 compared to $402 as of December 31, 1997. On December 31, 1998, the Company had a net working capital deficit of $1,346,248. However, $414,000 of this deficit are preferred stock subscriptions (i.e. amounts received for Class A preferred stock where the shares were not yet issued as at December 31, 1998, but issued subsequent to December 31, 1998) and $872,500 is accrued liabilities which were converted to common stock equity in 1999. Accordingly, such liabilities will not adversely impact cash flow and without such liabilities, the net working capital deficit was $59,748. On December 31, 1997, the net working capital deficit was $393,896. The improvement in FY 98 is primarily due to equity raised through the 504 offering.

The cash requirements of funding the Company's requirements have historically exceeded cash flow from operations. Accordingly, the Company has satisfied its capital needs primarily through debt and equity financing.

The Company's outstanding indebtedness as of December 31, 1998 was $40,132, represented by promissory notes payable to companies controlled by officers and directors of the Company. The notes are payable 30 days after demand, bear interest at prime plus 4%, and are convertible into shares of the Company at $.25 per share. The notes are secured by a security interest in and to all assets and book accounts of the Company.

Subsequent to December 31, 1998, the Company's indebtedness has not changed.

The Company has material capital commitments under its JV with Biotherapies. Accordingly, the Company needs to raise financing to meet these obligations.

Recently Issued Accounting Standards

          (TO BE DETERMINED)

Year 2000. The Company believes that all of its computer systems are Year 2000 compliant. The operating systems employed by the Company include Windows 98 and DOS, all of which are compliant. The ACCPAC accounting software is also compliant. The Company does not believe that the year 2000 problems will have any effect on the Company's operations.

Item 3.  Description of Property

The Company maintains its executive offices in approximately 2000 square feet of space in Surrey, British Columbia, Canada, pursuant to a base expiry on November 30, 2001. The Company has an option to renew the lease for an additional three years. Monthly lease payments are approximately $3200 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information known to the Company, as of ___________, 1999, regarding the beneficial ownership of the Company's voting securities by (i) each of the Company's directors and Named Executive Officers, as defined in Item 6, and (ii) all directors and executive officers of the Company as a group. Management is not aware of any individual or entity that owns 5% or more of the voting stock of the Company, unless otherwise indicated, each of the stockholders listed in the table below has sole voting and dispositive power with respect to shares beneficially owned by such stockholder.

                                    Number of Shares                                     Percent of
Name of Beneficial Owner            Beneficially Owned          Percent of Class        Voting Stock
------------------------            ------------------          ----------------        ------------
E. Greg McCartney                   350,000 common                    4.3%                   4%
Lawrence J. Pasemko                 350,000 common                    4.3%                   4%
Albert Klychak                      210,000 common                    2.6%                   2.4%
Dr. Ian B. Woods                    300,000 common                    3.7%                   3.4%

(i) The address for Messrs. McCartney, Pasemko, Klychak, and Woods is c/o BioLabs, Inc., Suite #1A, 3033 King George Highway, Surrey, BC, Canada, V4P 1B8.

Item 5.  Directors, Executive Officers, Promoters and Control Persons


The directors and executive officers of the Company are as follows:

Name                                Age                         Position
----                                ---                         --------
E. Greg McCartney                   48           President, Chief Executive Officer and
                                                 Chairman of the Board of Directors

Lawrence J. Pasemko                 62           Chief Financial Officer, Secretary and Director

Albert Klychak                      41           Vice President, Corporate Relations and
                                                 Director

Dr. Ian B. Woods                    55           Vice President, Operations and Director

Dr. Paul R. Ervin Jr.               40           Director

Carol Patterson Neves               66           Director

E. Greg McCartney Mr. McCartney has been the Company's President and Chief Executive Officer since 1995 and in addition sits as Chairman of the Board for White Diamond Spirits Inc., an American distilled spirits importing company. From 1992 to 1995, Mr. McCartney was Vice President of Corporate Development at Advanced Gaming Technology Corp., a public company distributing and manufacturing electronic gaming equipment. Prior to 1992, Mr. McCartney was a founding partner in a number of private enterprises involved in the electronics industry, real estate and the automotive distribution business.

Lawrence J. Pasemko Mr. Pasemko has been the Company's Chief Financial Officer and Secretary Treasurer since 1995. From 1992 to 1995, Mr. Pasemko was the CFO for Advanced Gaming Technology Corp., a public company which manufactured and distributed electronic gaming equipment. Prior to his employment with Advanced Gaming, Mr. Pasemko was president of Supercart Pacific Wholesale (Canada) Inc., a private distribution business with operations throughout the Pacific Northwest and was President and General Manager of two Chrysler automobile dealerships located in British Columbia.


Dr. Ian B. Woods Dr. Woods has been the Company's Vice President, Operations since February 1998. Dr. Woods is the senior founding partner of the Burke Mountain Medical Centre in Port Coquitlam, British Columbia where he has conducted a general medical practice since 1977. He received his Ph.D. in Physics and his M.D. from the University of British Columbia. He completed his internship at the Royal Columbian Hospital. He has served on numerous medical advisory committees, is a director of ETC Industries Ltd. and President and director of Chill Tech Industries Inc.


Albert Klychak Mr. Klychak has been the Company's Vice President, Corporate Relations since 1995 and is primarily responsible for investor relations. From 1993 to 1996, Mr. Klychak was the President and Director of Quinchak Enterprises Limited, a private company providing financing and investor relations services and management services for a private equity fund. From 1986 to 1993, he managed a private equity portfolio as an independent consultant.

Dr. Paul R. Ervin Jr. Dr. Ervin is the founder and chairman of Biotherapies, Incorporated, a privately held biotechnology company specializing in the development of cancer diagnostics and therapeutics. Dr. Ervin is also the founder and managing director of the Mammastatin Research Institute, and is a former scientist at the University of Michigan Cancer Research Center. Dr. Ervin is the principal scientist who discovered mammastatin and has conducted over 10 years of laboratory and pre-clinical tests on mammastatin. Dr. Ervin received his Bachelor of Science Degree from Eastern Michigan University and his Ph.D. in Cellular and Molecular Biology from the University of Michigan. Dr. Ervin was first elected to the Board on November 5, 1998, by the Board of Directors.

Carol Patterson Neves Ms. Neves was employed with Merrill Lynch, Pierce, Fenner & Smith for approximately 40 years prior to her retirement in 1996. From 1986 to 1996, Ms. Neves was the First Vice President/Senior Research Analyst:
Diversified Companies. Ms. Neves received her B.A. in Economics from Trinity College, her graduate certificate from Harvard Business School and her MBA from New York University. Ms. Neves was first elected to the Board on March 1, 1999, by the Board of Directors.

Each director holds office until the Company's annual meeting of stockholders and until his successor is duly elected and qualified. Officers are elected by the Board of Directors and hold office at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

Item 6.    Executive Compensation

The Company is in the start-up phase of its business and operations and currently generates no revenues. None of the Company's principal officers are employed directly by the Company. Messrs. McCartney, Pasemko and Klychak, through their respective holding companies, are parties to an employment agreement dated September 1, 1998, between Tynehead Capital Corp. and the Company.

During the year ended December 31, 1998, fees aggregating $173,200 was paid or was payable to Tynehead Capital Corp. in connection with management and administrative services provided by such executive officers and corporations. The amount was split equally among the three officers excepting automobile expenses, which were based on actual expenses incurred. Dr. Woods was not paid for his services in 1998.

Director Compensation Directors did not receive compensation for serving on the Board of Directors during the fiscal year ended December 31, 1998.

Option and Award Plan On July 31, 1998, the stockholders approved the 1998 Stock Option Plan adopted by the Board of Directors of the Company. The plan provides for the grant of incentive stock option for up to 650,000 shares of Common Stock to those employees, officers, directors or consultants eligible under the Plan to receive stock option.

The Plan is administered by the Board of Directors on a committee thereof, which determines, among other things, those individuals who receive options, the time period during which the options may be partially or fully exercised, the terms of any restrictions, the number of shares of Common Stock issuable upon the exercise of each option, the exercise price and the expiration date, which date will not exceed ten years from the date of grant of the Option.

The exercise price per share of Common Stock subject to an incentive option may not be less than the fair market value per share of Common Stock on the date the option is granted. The maximum grant to any individual cannot exceed 5% of the total issued and outstanding Common Stock of the Company as of the date of the grant of the option.

No stock option may be transferred by a plan participant other than by will, or the laws of descent and distribution, and during the lifetime of the plan participant, the option can be only exercised by the plan participant. In the event of termination by death, retirement or the date a consultant ceases to be a consultant by termination of the contract in accordance with its terms, or ceases to be a director, the plan participant shall be entitled to exercise the option within ninety days of the termination date. Options expire immediately in all other instances. The plan administrator may amend the rules with respect to termination in special circumstances.

Options issued under the Plan must be issued within ten years from the date the option is granted. All options granted under the Plan provide for the payment of the exercise price in cash or bank draft provided the plan participant delivers notice of intent to exercise speaking the number of options to be exercised.

In the event of a merger, amalgamation or other corporate arrangement, including but not limited to takeover, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this plan will be treated, including the acceleration of time for the exercise of such rights.

Any unexercised options that expire or that terminate upon a participant ceasing to be employed by the Company become available again for issuance under the Plan.

As of _________, 1999, the following options to purchase Common Stock have been granted to officers and directors of the Company :

                                 Number of Securities                 Exercise         Date
Name                          Underlying Options Granted               Price          Granted
----                          --------------------------               -----          -------
E. Greg McCartney                       90,000                          $1.00
Lawrence J. Pasemko                     90,000                          $1.00
Albert Klychak                          90,000                          $1.00
Dr. Ian B. Woods                        90,000                          $1.00
Dr. Paul R. Ervin Jr.                   50,000                          $1.00

Employment Agreements The Company is in the start-up phase of its business and operations and currently generates no revenues. None of the Company's principal officers are employed directly by the Company.

Messrs. McCartney, Pasemko and Klychak, through their respective holding companies, are parties to an employment agreement dated September 1, 1998, between Tynehead Capital Corp. and the Company. $22,833 is payable monthly for management services and reimbursement of automobile expenses. Other than automobile expenses, the amount is shared equally between the three executive officers. In the event that the agreement with Tynehead Capital Corp. is terminated without cause, including termination through a change in control, Tynehead is entitled to receive a lump sum payment equal to 24 months of the then current compensation.

The monthly management fee is subject to an annual review by the Board of Directors of the Company. The Company may also pay to Tynehead Capital Corp. an annual incentive management fee, to be determined by the Board of Directors, taking into account the financial performance of the Company and other such factors deemed relevant.

The agreement provides that Messrs. McCartney, Pasemko and Klychak will not compete with the Company for a period of one year subsequent to termination. A court, however, may determine not to enforce such non-complete clauses as against public policy.

Item 7.       Certain Relationships and Related Transactions
-------       ----------------------------------------------


On May 4, 1997, shares of Common Stock of the Company were issued to officers and directors noted below as a settlement of outstanding debts and accounts payable of $17,400.

                                                 Shares of Common Stock
                                                 ----------------------
             E. Greg McCartney                            150,000
             Lawrence J. Pasemko                          135,000
             Albert Klychak                               150,000
             Dr. Ian B. Woods                             200,000

On January 2, 1998, 200,000 shares of Common Stock of the Company were issued to Aspenwood Holdings Ltd., a company controlled by E. Greg McCartney, as settlement of outstanding debts and accounts payable of $17,271.

On January 2, 1998, 215,000 shares of Common Stock of the Company were issued to Supercart Pacific Wholesale (Canada) Inc., a company controlled by Lawrence J. Pasemko, as settlement of outstanding debts and accounts payable of $18,567.

On January 2, 1998, 100,000 shares of Common Stock of the Company were issued to Dr. Ian B. Woods, an officer and director of the Company, as settlement of outstanding debts and accounts payable of $8,635.

On January 2, 1998, 60,000 shares of Common Stock of the Company were issued to Albert Klychak, an officer and director of the Company, as settlement of outstanding debts and accounts payable of $5,181.

Item 8.    Description of Securities

The  Company is  authorized  to issue  100,000,000  shares of its Common  Stock,
$.0001  par  value,   of  which   8,119,036   shares  are   outstanding   as  of
______________, 1999.

Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the holders thereof at meetings of the stockholders. The holders of the Company's Common Stock have equal ratable rights to dividends from funds legally available, therefore, when, and if declared by the Board of Directors of the Company, and are entitled to a pro rata share, subject to preferences given to Preferred Stock holders of all the assets of the Company available for distribution to holders of the Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock do not have preemptive, subscription or conversion rights, redemption or any redemption or sinking fund provisions.
All shares of Common Stock outstanding are fully paid and non-assessable.

The Company is also  authorized  to issue  100,000,000  shares of its  Preferred
Stock, $.0001 par value, of which 619,170 shares are outstanding as of ___________, 1999.

Class A Convertible Preferred Stock

The holder of the Series A Convertible Preferred Stock, par value $0.0001, (the "Class A Stock") is entitled to receive, out of any funds legally available, noncumulative dividends at a rate of six percent (6%) per annum prior and in preference to any payment of any dividend on the Common Stock in each calendar year. Dividends are paid when, as and if declared by the board. The dividend rights and preferences of the Class A Stock are senior to those of the Common Stock.

After the dividend preference of the Class A Stock has been paid in full for a given calendar year, the Class A Stock will participate pro rata with the Common Stock in the receipt of any additional dividends on an "as-if-converted" basis.

The Class A Stock is unregistered stock and will remain as unregistered stock in the event of any liquidation, dissolution or winding up of the Company, a merger or consolidation of the Company in which its shareholders do not retain a majority of the voting power in the surviving corporation, or a sale of all or substantially all of the Company's assets. The holders of the Class A Stock are entitled to receive an amount equal to the original purchase price per share for the Class A Stock plus an amount equal to all declared but unpaid dividends thereon (the "Preference Amount"). After the full liquidation preference on all outstanding shares of the Class A Stock has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders are distributed pro rata among the holders of the Class A Stock and the Common Stock on an "as-if-converted" basis. The liquidation rights and preferences of the Class A Stock are senior to those of the Common Stock. If the Company has insufficient assets to permit payment of the Preference Amount in full to all the Class A Stock shareholders, then the assets of the Company will be distributed ratably to the holders of the Class A Stock in proportion to the Preference Amount each such holder would otherwise be entitled to receive.

Subject to any legal restrictions on the Company's redemption of shares, the Company has full rights to redeem all of the outstanding Class A Stock at any time. The redemption price for each share of the Class A Stock is 110% of the initial purchase price of the Class A Stock plus all declared but unpaid dividends thereon to the date of redemption. If on the redemption date the number of shares of the Class A Stock that may then be legally redeemed by the Company is less than the number of such shares to be redeemed, the Company shall redeem all shares that may be legally redeemed. The shares which may not be legally redeemed at that time will be carried forward and redeemed as soon as the Company has legally available funds to do so.

The holders of the Class A Stock have the right to convert its Class A Stock into shares of Common Stock at any time after the passing of one year subsequent to the date of the holder's subscription agreement. The Conversion Rate is one share of Class A Stock for one share of Common Stock. All rights incident to a share of Class A Stock will terminate automatically upon any conversion of such share into Common Stock.

The Conversion Rate of the Class A Stock into Common Stock is subject to adjustment from time-to-time as follows:

a) If the Company, at any time or from time-to-time after the date of the first issuance of the Class A Stock (the "Initial Purchase Date") issues any Additional Stock (as defined below) for a consideration less than the market price of the Common stock in effect immediately prior to the issuance of such Additional Stock, that Conversion Rate is adjusted by multiplying the Conversion Rate by the following fraction:

         i) the numerator shall be the per share price of the shares of Additional Stock so issued.

         ii) the denominator shall be the market price of a Common Stock immediately prior to the issuance of such additional stock.

 b) In the case of the issuance of Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash is deemed to be the fair value thereof as determined by the Board of Directors, irrespective of any accounting treatment.

 c) In the case of the issuance, whether before, on, or after the Initial Purchase Date, of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities (which are not excluded from the definition of Additional Stock), the following provisions apply:

         i) The aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock is deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby.

         ii) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof is deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsection 1(b).

         iii) In the event of any change in the number of shares of Common Stock deliverable or any increase in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Rate of the Class A Stock obtained with respect to the adjustment which was made upon the issuance of such options, rights or securities, and any subsequent adjustments based thereon, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

         iv) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Rate of the Class A Stock obtained with respect to the adjustment which was made upon the issuance of such options, rights or securities or options or rights related to such securities, and any subsequent adjustments based thereon, shall be recomputed to reflect the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities. Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such Convertible or exchangeable securities, only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities shall continue to be deemed to be issued.

d) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 1(c)) by the Company on or after the Initial Purchase Date other than shares of Common Stock issued or issuable as follows:

         i)       pursuant to a transaction described in subsection 1(e) below,

         ii) to officers, directors, employees and consultants of the Company directly or pursuant to benefit plans approved by the shareholders and/or directors of the Company, or

         iii)     upon conversion of the Class A Stock.

e) In the event the Company should at any time or from time to time after the Initial Purchase Date fix a record date for the effectuation of a forward split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution split or subdivision if no record date is fixed), the Conversion Rate of the Class A Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of outstanding shares determined in accordance with subsection 1(c).

 f) If the number of shares of Common Stock outstanding at any time after the Initial Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Rate for the Class A Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share shall be decreased in proportion to such decrease in outstanding shares.

In the event the Company shall declare a distribution payable in securities of entities, evidences of indebtedness issued by the Company or other entities, assets (excluding cash dividends), or options or rights, then, in each such case for the purpose of this subsection 2, the holders of the Class A Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of the Class A Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere herein, provision shall be made so that the holders of the Class A Stock shall thereafter be entitled to receive upon conversion of the Class A Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions herein with respect to the rights of the holders of the Class A Stock after the recapitalization to the end that the provisions of this Agreement (including adjustment of the Conversion Rate then in effect and the number of shares purchasable upon conversion of the Class A Stock) shall be applicable after that event as nearly equivalent as may be practicable.

The Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions herein and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Class A Stock against impairment.

For the purpose of effecting the conversion of the shares of the Class A Stock the Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class A Stock, in addition to such other remedies as shall be available to the holder of such Class A Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

Each share of the Class A Stock carries a number of votes equal to the number of shares of Common Stock then issuable upon its conversion into Common Stock. The Class A Stock will generally vote together with the Common Stock and not as a separate class, except as provided below. In no instance shall the preferred shareholders be entitled to vote for directors of the Company or on any sale, stock issuance or the like with a combined vote of more than 49%.

Consent of the holders of a majority of the outstanding Class A Stock shall be required for (i) any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Class A Stock; (ii) any action that authorizes, creates or issues shares of any class of stock having preferences superior to or on a parity with the Class A Stock;
(iii) any action that reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on a parity with the preference of the Class A Stock; (iv) any amendment of the Company's Articles of Incorporation that adversely affects the rights of the Class A Stock; (v) any merger or consolidation of the Company with one or more other corporations in which the shareholders of the Company immediately prior to such merger or consolidation hold, immediately after such merger or consolidation, stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation; (vi) the sale of all or substantially all the Company's assets; (vii) the liquidation or dissolution of the Company; or
(viii) the declaration or payment of any dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock).

Part II

Item 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

Price Range of Common Stock

The Common Stock commenced trading on the OTC Bulletin Board on February 16, 1999, under the symbol "BILB". The following table sets forth, for the fiscal periods indicated, the high and low bid prices of a share of Common Stock as reported by the OTC Bulletin Board for periods on and subsequent to February 16, 1999. Such quotations reflect inter-dealer prices, without dealer mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                  High                       Low
                                                  ----                       ---

Fiscal Year 1999
1st Quarter
2nd Quarter

As of _____________ 1999, there were approximately __________ holders of record of the Common Stock.

The Company has not paid dividends on the Common Stock or the Class A Preferred Stock since inception and does not intend to pay and dividends to its stock holders in the foreseeable future. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements, financial position of the Company, general economic conditions, and other factors the Board of Directors deems relevant.

Item 2.       Legal Proceedings

Not Applicable

Item 3.       Changes in and Disagreements with External Auditors

Not Applicable

Item 4.       Recent Sales of Unregistered Securities

In the past three years, the Company has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 3(b) hereof or as otherwise indicated herein.

In August, 1998, the Company sold 960,000 shares of Common Stock at $1.00 per share (an aggregate of $960,000) to 181 non-accredited investors. The Company believes that each issuance and sale of such securities was exempt from registration pursuant to Section 3 (b) of the Securities Act and/or Rule 504 promulgated thereunder.

[what about preferred shared offering]
[what about 504 to create company]

Item 5.       Indemnification of Directors and Officers

New York Law enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by the Board of Directors, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, or where an improper personal benefit is obtained. New York law permits a corporation to indemnify directors and officers with respect to any matter in which a director or officer acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, had reasonable cause to believe the conduct was lawful.

The Company's Certificate of Incorporation includes the following language:

     The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgement or other final adjudication adverse to such director established that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.
The Company's By-Laws include the following language:

Each director and officer of the corporation shall be indemnified by the corporation to the fullest extent permitted by law against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matter as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Part F/S

The Financial Statements and Notes thereto can be found beginning on page ____ "Index to Financial Statements" following
------------------.

Part III

Item 1.       Index to Exhibits

1)    Certificate of Incorporation
2)    By-Laws
3)    1998 Stock Option Plan
4)    Employment Agreements
5)    Lease Agreement
6)    Joint Venture Agreement [is this needed]

                                  BIOLABS INC.
                           (formerly Flexx Realm Inc.)
                            (a New York Corporation)
                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                   1       Auditors' Report
                   2       Statement of Operations and Deficit
                   3       Balance Sheet
                   4       Statement of Stockholders' Equity
                   5       Statement of Cash Flows
                   6       Notes to the Financial Statements



AUDITORS' REPORT




To the Directors of
BIOLABS INC. (formerly Flexx Realm Inc.)



We have audited the accompanying balance sheet of Biolabs Inc. (A New York Corporation) as at December 31, 1998 and the related statements of operations and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles.

The prior year financial statements were audited by other auditors who expressed their opinion without reservation in their report dated March 19, 1998.



"LEMIEUX DECK MILLARD BOND"

Chartered Accountants

Langley, Canada
January 22, 1999

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
STATEMENT OF OPERATIONS AND DEFICIT

                                                                                              Total from
                                                                                               inception
                                                                                            (September 19,
                                                                                               1994) to
                                                                                             December 31,
FOR THE YEARS ENDED DECEMBER 31,             1998              1997             1996            1998
----------------------------------------------------------------------------------------------------------
REVENUE ............................     $      --        $      --        $      --        $      --
                                         -----------      -----------      -----------      -----------

EXPENSES
     Amortization ..................           1,763            1,763            1,763            7,052
     Automobile ....................          16,650           11,650            8,698           36,998
     Interest and bank charges .....           3,136            8,088              123           11,347
     Legal and accounting ..........         109,180           20,005           25,948          155,132
     Listing and share transfer fees          37,802             --               --             37,802
     Management and consulting fees          737,832          112,176          123,315        1,117,616
     Office and miscellaneous ......          15,462              772            1,875           19,246
     Rent ..........................           3,196             --               --              3,196
     Telephone .....................           6,118            1,648            1,087            8,853
     Travel and promotion ..........         149,671           35,017           21,594          206,282
                                         -----------      -----------      -----------      -----------

                                           1,080,810          191,119          184,403        1,603,524
                                                                                            ===========


LOSS BEFORE OTHER INCOME ...........      (1,080,810)        (191,119)        (184,403)      (1,603,524)
     Interest and miscellaneous
     income ........................           2,853            2,853
                                                                                            -----------

NET LOSS ...........................      (1,077,957)        (191,119)        (184,403)      (1,600,671)

DEFICIT, BEGINNING .................        (522,714)        (331,595)        (147,192)            --
                                         -----------      -----------      -----------      -----------

DEFICIT, ENDING ....................     $(1,600,671)     $  (522,714)     $  (331,595)     $(1,600,671)
                                         ===========      ===========      ===========      ===========


LOSS PER COMMON SHARE (Note 7) .....                      $      0.17      $      0.09      $      1.04
                                         ===========      ===========      ===========      ===========


The accompanying notes are an integral part of these financial statements.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
BALANCE SHEETS

DECEMBER 31,                                            1998              1997            1996
--------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash .....................................     $    82,153      $       402      $      --
     Accounts receivable ......................             288             --
     Prepaid expenses .........................          10,000             --               --
                                                    -----------      -----------      -----------
                                                         92,153              690
                                                    -----------      -----------      -----------
Long-term investment in:
     Biomedical Diagnostics LLC (Note 2) ......         500,000             --               --
     Biotherapies Incorporated - shares (6%) ..         420,000             --               --
Office equipment (Note 3) .....................           8,861             --               --
Organizational expense ........................           1,765            3,528            5,291
                                                    -----------      -----------      -----------
                                                    $ 1,022,779      $     4,218      $     5,291
                                                    ===========      ===========      ===========

LIABILITIES
Current Liabilities
     Accounts payable and accrued liabilities .     $   984,268      $   276,599      $   328,069
     Preferred stock subscriptions (Note 8) ...         414,000             --               --
     Promissory notes payable -
        related parties (Note 4) ..............          40,132          121,516             --
Commitments (Note 9)
                                                    -----------      -----------      -----------
                                                      1,438,400          398,115          328,069
                                                    -----------      -----------      -----------

STOCKHOLDERS' EQUITY (Note 5)
Preferred stock, $.0001 par value .............
     Authorized 100,000,000 shares, none issued
Common stock, $.0001 par value ................
     Authorized 100,000,000 shares;
     Issued: 1998-7,186,536; 1997-3,176,536;
        1996-176,536 ..........................             719              318               18
Additional paid-in capital ....................       1,184,330          128,499            8,799
Accumulated deficit ...........................      (1,600,671)        (522,714)        (331,595)
                                                    -----------      -----------      -----------
                                                       (415,622)        (393,897)        (322,778)
                                                    -----------      -----------      -----------

                                                    $ 1,022,778      $     4,218      $     5,291
                                                    ===========      ===========      ===========


The accompanying notes are an integral part of these financial statements.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
STATEMENT OF STOCKHOLDERS' EQUITY

DECEMBER 31, 1998

                                          Common stock            Additional        Accum-           Total
                                    Number                          paid-in         ulated       stockholders'
                                  of shares         Amount          capital         deficit          equity
                                  ---------      -----------      -----------     -----------      -----------
Issue of common stock on
organisation of the company       8,816,992      $     8,817      $      --       $      ---       $     8,817

Net loss ..................            --               --               --          (147,192)        (147,192)
                                  ---------      -----------      -----------     -----------      -----------

Balance, December 31, 1995        8,816,992            8,817             --          (147,192)        (138,375)

Consolidation of shares in
November on a
50 for 1 basis ............      (8,640,456)          (8,799)           8,799            --               --

Net loss ..................            --               --               --          (184,403)        (184,403)
                                  ---------      -----------      -----------     -----------      -----------

Balance, December 31, 1996          176,536               18            8,799        (331,595)        (322,778)

Issue of common stock for
 settlement of debt .......       3,000,000              300          119,700            --            120,000

Net loss ..................            --               --               --          (191,118)        (191,118)
                                  ---------      -----------      -----------     -----------      -----------

Balance, December 31, 1997        3,176,536              318          128,499        (522,713)        (393,896)

Issue of common stock for
  settlement of debt ......       3,000,000              300          347,095            --            347,395

Issue of common stock for
  cash ....................       1,010,000              101          708,736            --            708,837

Net loss ..................            --               --               --        (1,077,957)      (1,077,957)
                                  ---------      -----------      -----------     -----------      -----------

Balance, December 31,1998 .       7,186,536      $       719      $ 1,184,330     $(1,600,670)     $  (415,621)
                                  =========      ===========      ===========     ===========      ===========

The accompanying notes are an integral part of these financial statements.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
STATEMENT OF CASH FLOWS
                                                                                                   Total from
                                                                                                    inception,
                                                                                                 (September 19,
                                                                                                    1994) to
                                                                                                   December 31,
FOR THE YEARS ENDED DECEMBER 31,                     1998              1997             1996           1998
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net Loss ...............................     $(1,077,957)     $  (191,119)     $  (184,403)     $(1,600,671)
   Adjustment to reconcile
   net loss to cash
   used in operating activities:
     Amortization .........................           1,763            1,763            1,763            7,052
     Changes in operating assets
     and liabilities:
       Accounts receivable ................             288             (288)            --               --
       Prepaid expenses ...................         (10,000)            --               --            (10,000)
       Promissory notes payable ...........         266,011          121,516             --            387,527
       Accounts payable ...................         707,671           68,529          182,640        1,104,269
                                                -----------      -----------      -----------      -----------
                                                   (112,224)             401             --           (111,823)
                                                -----------      -----------      -----------      -----------

Cash flows from investing activities
   Capital expenditures on
   equipment ..............................          (8,861)            --               --             (8,861)
   Purchase of shares of
   Biotherapies Inc. ......................        (420,000)            --               --           (420,000)
   Investment in Biomedical
   Diagnostics LLC ........................        (500,000)            --               --           (500,000)
                                                -----------      -----------      -----------      -----------
                                                   (928,861)            --               --           (928,861)
                                                -----------      -----------      -----------      -----------

Cash flows from financing activities
   Common stock issued for cash ...........         708,837             --               --            708,837
   Preferred stock
   subscriptions received .................         414,000             --               --            414,000
                                                -----------      -----------      -----------      -----------
                                                  1,122,837             --               --          1,122,837
                                                -----------      -----------      -----------      -----------

Net increase in cash ......................          81,752              401             --             82,153
Cash, beginning ...........................             401             --               --               --
                                                -----------      -----------      -----------      -----------

Cash, ending ..............................     $    82,153      $       401      $      --             82,153
                                                ===========      ===========      ===========      ===========

Non-cash financing and investing activities
   Common stock issued
   to settle debt .........................     $   347,395      $   120,000      $      --        $   467,395
                                                ===========      ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998


1.    Summary of significant accounting policies

      Nature of operations

Biolabs Inc., through its 50% interest in Biomedical Diagnostics LLC., is involved in the development of a mammastatin diagnostic assay to be used in breast cancer detection.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realise its assets and discharge its liabilities in the normal course of business. Realisation values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.

      Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash equivalents

Cash equivalents include holdings of highly liquid investments with maturities of three months or less when purchased.

Long-term investments

The Company accounts for its investment in Biomedical Diagnostics LLC by the equity method, whereby the investment is initially recorded at cost and adjusted thereafter to include the Company's pro-rata share of Biomedical Diagnostics LLC earnings and losses.

Long-term investments in companies in which the Company holds less than a 20% interest are recorded at cost. When there is other than a temporary decline in value, these investments are written down to provide for the loss.

Equipment

Equipment is recorded at cost less depreciation. Depreciation is primarily accounted for on the straight-line method based on estimated useful lives.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998


1.    Summary of significant accounting policies (continued)

      Organizational costs

Costs associated with the organization of the Company are capitalized and amortized on a straight-line basis over a period of five years commencing January 1, 1995.

      Stock options

The exercise price of stock options granted was greater than the market price at the grant date. No expense related to the stock options has been recorded.

Earnings per common share

Statement of Financial Accounting Standards No. 128, "Earnings per Share", which became effective in 1997, requires presentation of two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average number of common shares outstanding during the period. "Diluted" earnings per common share equal net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents are shares assumed to be issued if outstanding stock options were exercised and are only considered if their effect on earnings per common share is dilutive.

2.    Investment in Biomedical Diagnostics, LLC

The  Company  has  entered  into a joint  venture  agreement  with  Biotherapies
Incorporated for development of a mammastatin diagnostic assay. The joint venture is named Biomedical Diagnostics, LLC and the Company and Biotherapies Incorporated each have a 50% interest .

Under the terms of the Biomedical Diagnostics, LLC operating agreement, the Company is required to make capital contributions of $1,500,000 to Biomedical Diagnostics, LLC. The first contribution of $500,000 is due within 90 days of the effective date. The remaining $1,000,000 contribution is due on or before March 31, 1999.

The Company is also required, under the operating agreement, to make the following additional payments to Biotherapies Incorporated:

      -$  500,000  within 60 days of execution (paid)
      -$  500,000  on or before March 31, 1999
      -$2,500,000  within 14 days after the later of:
                 -the date the shares of the Company are first quoted on the OTC
                  Bulletin Board or the NASDAQ Market; and

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998


2.    Investment in Biomedical Diagnostics, LLC (continued)

           -the date Biomedical Diagnostics, LLC obtains regulatory approvals as required for the manufacturing and marketing of some form of the mammastatin diagnostic assay in the United States ("the Milestone").

Within 14 days of Biomedical Diagnostics, LLC achieving the Milestone, the Company will issue to Biotherapies Incorporated voting shares of the common stock of the Company constituting 5% of the total outstanding shares of all types on a fully diluted basis, taking into account allocations, convertible debt and issued shares.

As at December 31, 1998, Biomedical Diagnostics, LLC had not commenced operations.

3.    Equipment
                                          1998           1997         1996

Office equipment                        $8,861          $  -          $  -
Less: accumulated depreciation
                                        $8,861          $  -          $  -


4.    Promissory notes payable - related parties

Promissory notes payable to companies controlled by Officers and Directors of the Company, repayable 30 days after demand, interest at prime plus 4%, convertible into shares of the Company at $.25 per share after the shares are listed for trading, secured by a security interest in and to all assets and book accounts, equipment, furniture, cash as well as accounts receivable and inventory owned by the Company


                               1998              1997             1996

                            $40,132          $121,516            $    -

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998


5.    Stockholders' equity

Pursuant to a Directors resolution dated November 14, 1996, the authorized and issued common stock of the corporation was consolidated on a 50 to 1 basis. Pursuant to the resolution, the authorized capital of the Company was then increased to 19,000,000 shares with a par value of $0.0001 per share of which 176,340 shares are issued.

In July 1998, the Company amended the Articles of Incorporation as follows:

-    The name of the Company was changed to Biolabs Inc.
- The authorized share capital of the Company was increased to 200,000,000 shares, comprised of:
-    100,000,000 common shares with a par value of $0.0001 per common share.
- 100,000,000 preferred shares with a par value of $0.0001 per preferred share, leaving to the sole discretion of the directors the determination of the rights and preferences of such shares.

6.    Stock option plan

During 1998, the Company established a stock option plan to allow key employees, directors, advisors and representatives of the Company to acquire Company common stock. Under the terms of the plan the Company has made available 650,000 common shares to the plan.

Stock options outstanding under this plan are summarized as follows:

            Option price                 Shares
              per share                outstanding

                $1.00                    360,000


During the year the Company granted 360,000 stock options. These options expire September 8, 2003. No options were exercised during the year.

The exercise price of stock options granted was equal to the market value at the grant date. No expenses related to the stock option has been recorded.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998


7.    Loss per common share

Loss per common share is computed by dividing the net loss by the average number of Common shares and common stock equivalents outstanding during the year. The weighted average number of Common shares outstanding during the year ended December 31, 1998 were approximately 6,496,536 and approximately 2,123,533 during the year ended December 31, 1997 and approximately 177,311 during the year ended December 31, 1996.

Common stock equivalents are the net additional number of shares which would be issuable upon the exercise of the outstanding common stock options (see Note 6), assuming that the Company reinvested the proceeds to purchase additional shares at market value. Common stock equivalents had no material effect on the computation of earnings per share for the three years ended December 31, 1998.

8.    Preferred stock subscriptions

Under the terms of a private placement offering memorandum the company has received $414,000 in subscription payments for 138,000 Series A preferred shares. The Series A preferred shares carry a 6% non-cumulative dividend rate in preference to any dividend on common stock, have a liquidation preference ahead of common stock and are convertible into common stock on a one-for-one basis within one year of the date of the subscription agreement.

Subsequent to the year end the Company received additional preferred share subscriptions for 145,500 Series A preferred shares.

9.    Commitments

Lease commitments

The Company leases office premises for use in its operations. Rent expense was $3,196 in 1998. This table shows future minimum rental commitments under the lease at December 31, 1998.


                                         1999              2000             2001

Lease commitment                      $37,065           $37,194          $35,400


Funding commitments
Under the terms of the Biomedical Diagnostics, LLC operating agreement the Company has agreed to fund Biotherapies Incorporated and Biomedical Diagnostics, LLC as set out in Note 2 Investment in Biomedical Diagnostics, LLC.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998


9.    Commitment (continued)

Management services

During the year the Company entered into a management services agreement with Tynehead Capital Corp. Tynehead Capital Corp. is controlled by certain directors of the Company. Under the terms of the agreement the Company has future commitments as set out in the table below.

                          1999         2000          2001         2002         2003
Management services     $274,000     $274,000     $274,000     $274,000     $205,000


10.   Income taxes

The company has accumulated losses for tax purposes which may be carried forward and used to reduce taxable income otherwise calculated. The benefit of these available carry forwards has not been recorded in the accounts.

11.   Related party transactions

                                                       1998             1997             1996
(a)   Management and consulting fees paid
      to companies controlled by officers
      and directors of the Company.                 $137,055         $103,691          $123,315

(b)   Interest on promissory notes payable
      to companies controlled by officers
      and directors of the Company.                 $  2,225         $  7,574          $      -

(c)   Included in the balance sheet are the
      following  amounts due to directors
      and officers and/or companies controlled by officers and directors of the Company.

      Accounts payable                              $ 30,756         $248,098          $322,209
      Promissory notes payable                      $ 40,132         $121,516          $      -

(d) In 1997 the Company issued 3,000,000 common shares to companies controlled by officers and directors of the Company to settle debt of $120,000. During 1998 the Company issued 3,000,000 common shares to companies controlled by officers and directors of the Company to settle debt of $347,395.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1998


12.   Financial instruments

The fair value of the company's cash, accounts receivable, accounts payable and accrued liabilities, and promissory notes payable are estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments.

13.   Subsequent events

Subsequent to the year end the Company reached agreement with certain of its creditors to settle payables totalling $872,500 by issuing 872,500 common shares.

                                FLEXX REALM INC.
                            (a New York Corporation)

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 1997






                   1        Auditors' Report
                   2        Statement of Operations and Deficit
                   3        Balance Sheet
                   4        Statement of Cash Flows
                   5        Notes to the Financial Statements

AUDITORS' REPORT




To the Directors of FLEXX REALM INC.



We have audited the accompanying balance sheets of Flexx Realm Inc. (A New York Corporation) as at December 31, 1997 and 1996 and the related statements of operations and deficit and changes in cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and 1996 and the results of its operations and the changes in its cash flows for the years then ended in accordance with generally accepted accounting principles.



"ACTON GUNDERSON"


Chartered Accountants

Vancouver, Canada
March 19, 1998

FLEXX REALM INC.
(A New York Corporation)
STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31,                      1997              1996
--------------------------------                    ---------         ---------
REVENUE ....................................        $       -         $       -
                                                    ---------         ---------

EXPENSES
     Amortization ..........................            1,763             1,763
     Automobile ............................           11,650             8,698
     Interest and bank charges .............            8,088               123
     Legal and accounting ..................           20,004            25,948
     Management and consulting fees ........          112,176           123,315
     Office ................................               84             1,040
     State Franchise Taxes .................              688               835
     Telephone .............................            1,648             1,087
     Travel and promotion ..................           35,017            21,594
                                                    ---------         ---------
                                                      191,118           184,403
                                                    ---------         ---------
NET LOSS ...................................         (191,118)         (184,403)

DEFICIT, BEGINNING .........................         (331,595)         (147,192)
                                                    ---------         ---------

DEFICIT, ENDING ............................        $(522,713)        $(331,595)
                                                    =========         =========




The accompanying notes are an integral part of these financial statements.

FLEXX REALM INC.
(A New York Corporation)
BALANCE SHEETS

DECEMBER 31,                                                   1997          1996
------------                                                 ---------     ---------
ASSETS

Current assets
     Cash                                                    $     402      $    --
     Accounts receivable ...............................           288           --
                                                             ---------      ---------
                                                                   690           --

Organisational expense .................................         3,528          5,291
                                                             ---------      ---------

                                                             $   4,218      $   5,291
                                                             =========      =========

LIABILITIES

Current Liabilities
     Accounts Payable and Accrued Liabilities ..........     $ 276,598      $ 327,209
     New York State Franchise Taxes
         Payable and Accrued ...........................          --              860
     Promissory Notes Payable - related parties (Note 3)       121,516           --
                                                             ---------      ---------
                                                               398,114        328,069
                                                             ---------      ---------

STOCKHOLDERS' EQUITY

Common stock, $.0001 par value .........................
     Authorized 19,000,000 shares; (Note 4)
     3,176,536 and 176,536 shares issued and
     outstanding in 1997 and 1996 respectively .........           318             18

Additional paid-in capital .............................       128,499          8,799

Accumulated Deficit ....................................      (522,713)      (331,595)
                                                             ---------      ---------
                                                              (393,896)      (322,778)
                                                             ---------      ---------

                                                             $   4,218      $   5,291
                                                             =========      =========

The accompanying notes are an integral part of these financial statements.

FLEXX REALM INC.
(A New York Corporation)
STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                        Common stock            Additional        Accum-           Total
                                   Number                         paid-in         ulated       stockholders'
                                 of shares         Amount         capital         deficit         equity
                                 ----------      ----------      ----------     ----------      ----------
Issue of common stock on
 organisation of the company      8,816,992      $    8,817      $     --       $       --      $    8,817

Net loss ...................           --              --              --         (147,192)       (147,192)
                                 ----------      ----------      ----------     ----------      ----------

Balance, December 31, 1995 .      8,816,992           8,817            --         (147,192)       (138,375)

Consolidation of shares in
November on a
50 for 1 basis .............     (8,640,456)         (8,799)          8,799           --              --

Net loss ...................           --              --              --         (184,403)       (184,403)
                                 ----------      ----------      ----------     ----------      ----------

Balance, December 31, 1996 .        176,536              18           8,799       (331,595)       (322,778)

Issue of common stock for
 settlement of debt ........      3,000,000             300         119,700           --           120,000

Net loss ...................           --              --              --         (191,118)       (191,118)
                                 ----------      ----------      ----------     ----------      ----------

Balance, December 31, 1997 .      3,176,536      $      318      $  128,499     $ (522,713)     $ (393,896)
                                 ==========      ==========      ==========     ==========      ==========

The accompanying notes are an integral part of these financial statements.

FLEXX REALM INC.
(A New York Corporation)
STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                         1997            1996
--------------------------------------------------------------------------------
Cash flows from operating activities:
   Net Loss ....................................      $(191,118)      $(184,403)
   Adjustment to reconcile net loss to cash
     used in operating activities:
       Amortization ............................          1,763           1,763
       Changes in operating assets
         and liabilities:
           Accounts receivable .................           (288)           --
           Promissory notes payable ............        121,516            --
           Accounts payable ....................         69,389         182,891
           State taxes payable .................           (860)           (251)
                                                      ---------       ---------

Net change in cash .............................            402            --

Cash beginning .................................           --              --
                                                      ---------       ---------

Cash, ending ...................................      $     402       $    --
                                                      =========       =========


Non-cash financing and investing activities
   Common stock issued to settle debt ..........      $ 120,000       $    --
                                                      =========       =========

The accompanying notes are an integral part of these financial statements.

FLEXX REALM INC.
(A New York Corporation)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1997


1.       Continuing Operations

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realise its assets and discharge its liabilities in the normal course of business. Realisation values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.


2.       Summary of Significant Accounting Policies

         Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Organisational Costs

Costs associated with the organisation of the Company are capitalised and amortised on a straight-line basis over a period of five years commencing January 1, 1995.

         Currency

         The financial statements are expressed in U.S. dollars.


3.       Promissory Notes Payable - related parties

                                                              1997          1996
Promissory  notes payable to companies  controlled
by  Officers   and   Directors   of  the  Company,
repayable 30 days after demand,  interest at prime
plus 4%, convertible into shares of the company at
$.25 per share  after the  shares  are  listed for
trading,  secured by a security interest in and to
all   assets   and   book   accounts,   equipment,
furniture, cash as well as accounts receivable and inventory owned by the Company.

                                                            $121,516      $   --

FLEXX REALM INC.
(A New York Corporation)
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 1997


4.       Stockholders' equity

Pursuant to a Directors resolution dated November 14, 1996, the authorized and issued common stock of the corporation was consolidated on a 50 to 1 basis. Pursuant to the resolution, the authorized capital of the company was then increased to 19,000,000 shares with a par value of $0.0001 per share of which 176,340 shares are issued.


5.       Income taxes

The company has accumulated losses for tax purposes which may be carried forward and used to reduce taxable income otherwise calculated. The benefit of these available carry forwards has not been recorded in the accounts.


6.     Related  Party  Transactions  1997 1996 (a)
       Management  and  consulting  fees  paid  to
       companies   controlled   by  officers   and
       directors of the Company.                            $103,691    $123,315



(b)    Interest  on  promissory  notes  payable to
       companies   controlled   by  officers   and
       directors of the Company.                            $ 7,574     $     --



(c) Included in the balance sheet are the following amounts due to directors and officers and/or companies controlled by officers and directors of the Company.

       Accounts payable                                     $248,098    $322,209
       Promissory notes payable                             $121,516    $     --

(d)    During   the   year  the   company   issued
       3,000,000   common   shares  to   companies
       controlled by officers and directors of the Company to settle debt of $120,000.


7.       Financial Instruments

The fair value of the company's cash, accounts receivable, accounts payable and accrued liabilities, and promissory notes payable are estimated to approximate their carrying values due to the immediate or share term maturity of these financial instruments.

                                  BIOLABS, INC.

                           (formerly Flexx Realm Inc.)

                            (a New York Corporation)

                         ((a development stage company)


                              FINANCIAL STATEMENTS


                                  June 30, 1999



                       Unaudited - Prepared by Management



                        All figures are expressed in $USD

BioLabs, Inc.
Balance Sheet
(a development stage company)
(Unaudited, prepared by management)

June 30                                                 1,999           1,998
-------                                              ----------      ----------
ASSETS
Current Assets
    Cash .......................................        321,345         121,575
    Accounts receivable ........................         18,970             121
    Prepaid expenses ...........................         22,833
                                                     ----------
                                                        363,148         121,696

Long term investments
    Biomedical Diagnostics LLC .................      1,445,541
    Biotherapies incorporated ..................        420,000         420,000
Office equipment ...............................         19,980
Incorporation costs ............................            883           2,647
                                                     ----------      ----------
                                                      2,249,552         544,343
                                                     ----------      ----------

LIABILITIES

Current liabilities
    Accounts payable & accrued liabilities .....        202,145          61,635
    Common stock subscriptions .................        484,986
    Preferred stock subscriptions ..............         30,000
    Promissory notes payable - related parties .         40,132         170,973
                                                     ----------      ----------
                                                        542,277         717,594
                                                     ----------      ----------

SHAREHOLDER'S EQUITY (Deficiency)
Preferred stock  par value $.0001
    Authorized: 100,000,000 shares
    Issued: 1999 - 619,170  1998 - nil .........             62
Common stock par value $.0001
    Authorized: 100,000,000 shares
    Issued: 1999 - 8,119,036  1998 - 6,176,536 .            812             618
Additional paid-in capital .....................      3,845,999         475,594
Accumulated deficit ............................     (2,139,598)       (649,463)
                                                     ----------      ----------
                                                      1,707,275        (173,251)
                                                     ----------      ----------
                                                      2,249,552         544,343
                                                     ----------      ----------

The accompanying notes are an integral part of these financial statements.

BioLabs,   Inc.
STATEMENT OF
OPERATIONS AND DEFICIT
(a development stage
company)
(unaudited,  prepared by
management)

FOR THE SIX MONTHS
ENDED:
30-Jun                                               1999               1998
------                                           -----------        -----------
EXPENSES
  Automobile .............................       $     2,676        $     4,903
  Depreciation &  amortization ...........             3,921                882
  Interest & accounting ..................            58,215             20,777
  Listing & share transfer fees ..........             4,693
  Management &  consulting  fees .........           273,287             79,981
  Office &  miscellaneous ................            64,653                937
  Premises costs .........................            14,076
  Salaries & benefits ....................             9,175
  Telephone ..............................             9,884              1,018
  Travel & promotion .....................            46,165             12,023
                                                 -----------        -----------
                                                     487,834            127,198
                                                 -----------        -----------


LOSS BEFORE OTHER
INCOME ...................................          (487,834)          (127,198)
  Interest & miscellaneous income ........             3,366                448
  Equity loss of Biomedical Diagnostics
  LLC ....................................           (54,458)
NET  LOSS ................................          (538,927)          (126,750)
DEFICIT,  BEGINNING OF
PERIOD ...................................        (1,600,671)          (522,713)
DEFICIT,  END OF  PERIOD .................       ($2,139,598)       ($  649,463)
LOSS PER COMMON  SHARE ...................       ($     0.07)       ($     0.02)


The accompanying notes are an integral part of these financial statements.

BioLabs,  Inc.
(a  development stage  company)
STATEMENT  OF CASH  FLOW
(unaudited, prepared by management)
                                                                                          Total  from
FOR THE SIX MONTHS ENDED:                                                                  Inception
                                                                                           (September
                                                                                            19, 1994
                                                                                           to June 30,
June 30                                                      1999             1998            1999)
-------                                                 -----------      -----------      -----------
Cash flows from operating activities:
  Net  Loss .......................................     ($  538,927)     ($  126,750)     ($2,139,598)
  Adjustment  to reconcile  net loss to cash
  used in operating  activities:
    Depreciation & amortization ...................           3,921              882           10,973
    Equity in loss of  Biomedical  Diagnostics  LLC          54,459           54,459
    Change in operating assets & liabilities ......         118,572         (165,339)       1,600,368
                                                        -----------      -----------      -----------
                                                           (361,975)        (291,207)        (473,798)
                                                        -----------      -----------      -----------
Cash flows from investing  activities:
  Capital  expenditures on  equipment .............         (14,157)            --            (23,018)
  Purchase of shares in Biotherapies Inc. .........            --           (420,000)        (420,000)
  Investment in Biomedical Diagnostics LLC ........      (1,000,000)            --         (1,500,000)
                                                        -----------      -----------      -----------
                                                         (1,014,157         (420,000)      (1,943,018)
                                                        -----------      -----------      -----------

Cash  flows from financing activities:
  Common  stock  issued  for cash .................            --            347,394          708,837
  Preferred  stock  issued for cash ...............       1,615,324             --          1,615,324
  Common  stock  subscriptions  received ..........            --            484,986             --
  Preferred stock  subscriptions  received ........            --               --            414,000
                                                          1,615,324          832,380        2,738,161
                                                        -----------      -----------      -----------

Net increase in cash ..............................         239,192          121,173          321,345

Cash:
  Beginning of period .............................          82,153              402             --
                                                        -----------      -----------      -----------
  End of  period ..................................     $   321,345      $   121,575      $   321,345
                                                        -----------      -----------      -----------

Non Cash  Financing  and  Investing Activities:
  Common stock issued to settle debt and
  Accounts Payable ................................     $   932,500      $   347,395      $ 1,399,895
                                                        ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.

                                  BioLabs, Inc.
                          Notes to Financial Statements
                       (unaudited, prepared by management)


Note 1.  Summary of Significant Accounting Policies

These financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating assets for the interim periods.

The financial statements as of December 31, 1998, are derived from audited financial statements. These financial statements should be read in conjunction with the financial statements and accompanying notes contained in the company's financial statements for the fiscal year ended December 31, 1998. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of the results that will be achieved for the entire fiscal year ending December 31, 1999.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.

Note 2.  Supplemental Cash Flow Disclosures

On January 26, 1999 and February 15, 1999, the Company issued common stock in non-cash transactions described in note 3.

Note 3.  Equity Transactions

On January 26, 1999, in a non-cash transaction, the Company issued 60,000 shares of common stock in exchange for $60,000 of investor relations services provided by an unrelated party.

On February 15, 1999, in a non-cash transaction, the Company issued 872,500 shares of common stock through a negotiated agreement to convert $872,500 of outstanding accounts payable into equity of the Company. The creditors are unrelated parties to the Company.

During the six months ended June 30, 1999, the Company issued 619,170 shares of series A Convertible Preferred stock to 17 persons for $3.00 per share. The Company believes that such offerings are exempt from registration pursuant to Regulation D and Sections 3(b) or 4(2) of the Act as well as relevant exemptions in accordance with the Canadian

Securities Laws and provincial authorities, including Section 74(2)(4) of the Securities Act (British Columbia) and 107(1)(d) of the Securities Act (Alberta).

All proceeds of the Company's private placement offerings, net of commissions, have been applied by the Company solely to capital contributions to the JV with Biotherapies, certain other capital commitments to Biotherapies and payment of general operating expenses.

Note 4.  Related Party Transactions

Pursuant to a management agreement dated September 1, 1998 between Tynehead Capital Corp. and the Company, during the six months ended June 30, 1999, fees aggregating $136,998 were paid or were payable, for the six months ended June 30, 1999, to Tynehead Capital Corp. in connection with management and administration services provided by Messrs. McCartney, Pasemko and Klychak, through their respective holding corporations. The amounts are divided equally among the three executive officers excepting automobile expenses which were based on actual expenses incurred.

Subsequent Events

In July of 1999, the Company re-negotiated certain items of the JV Operating Agreement between BioLabs, Inc. and Biotherapies Inc.

The main amendments to the Agreement are as follows:

1. Definition of milestone revised; "means the date that the Company first receives in the aggregate (not to be calculated on any particular periodic basis) $100,000 in gross revenue of any type derived from any sale or license of the Mammastatin Serum Assay and has completed the diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States."

2. In the event that BioLabs fails to meet its obligations to Biotherapies (as per the Operating Agreement - $2,000,000 after August 9, 1999), then BioLabs shall retain an interest in Biomedical Diagnostics LLC based on this formula:

                  BioLabs Capital Contributions
                           10,000,000                   = % interest retained

         In addition, BioLabs has a grace period of 180 days to rectify any capital obligation not met by the due date.

3. BioLabs to pay $1,000,000 to Biomedical Diagnostics LLC by August 9, 1999. This obligation has been met - payment made August 9, 1999.

4. BioLabs to pay $500,000 to Biotherapies Inc. by August 9, 1999. This obligation has been met - payment made August 9, 1999.

5. BioLabs to pay $1,000,000 to Biotherapies Inc. within 60 days after completion by Biomedical Diagnostics LLC of diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States.

6. BioLabs to pay additional $1,000,000 to Biotherapies Inc. within 30 days after the date that Biomedical Diagnostics LLC first achieves the milestone.


 In the period from June 30, 1999 to August 30,1999 an additional 1,388,830 Convertible Preferred Shares were placed by the Company with the same group of nineteen (19) investors who purchased the earlier traunche of the same securities. In all, a total of 2,000,000 shares were sold under this offering, to a total number of nineteen (19) investors.

Proceeds of the Company's Private Placement Offerings , net of commissions and costs have been applied by the Company solely to capital contributions to the Joint Venture with Biotherapies and payment of general operating expenses current and future.

Impact of the Year 2000 Issue


The year 2000 issue is the result of certain computer programs being written using two digits rather than four to indicate the applicable year. As a result, computer programs with date-sensitive software may incorrectly recognize a date using "00" as the year 1900 rather than the year 2000. Such an error could result in a system failure or miscalculations resulting in disruptions of operations, including a temporary inability to process normal business transactions or provide service to our customers.


The Company has undertaken a review of its own computer systems and applications to determine if significant problems exist with the operations of those systems as a result of the Year 2000 Issue. As a result of that review, management does not expect that any modifications required to address Year 2000 problems will have a material impact on the Company's business, operations or financial condition.

The Company cannot guarantee that the systems of its vendors and suppliers will be Year 2000 compliant. However, based on surveys of such vendors and suppliers, management does not anticipate replacement or major modifications or any hardware or software components in its systems if third party supplied hardware and software is not Year 2000 compliant. Nevertheless, the Company may be required to install software updates to its systems and hardware. Management believes that any such needed software updates are currently available or will be available through normal software maintenance licenses.

The Company has not incurred material costs to date in its Year 2000 review process and does not anticipate that it will incur material expenses outside the normal course of business to modify systems or third party supplied systems to be Year 2000 compliant. However, its systems and third party systems may contain undetected errors or defects that may cause management to incur material costs and could result in a material adverse effect on its operations and financial condition. Based upon a current review, management has no reason to anticipate any interruption of its business or material unexpected costs as a consequence of any Y2K computer.